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                          October 29, 2020

       Andrea Pfeifer
       Chief Executive Officer
       AC Immune SA
       EPFL INNOVATION PARK
       Building B
       1015 Lausanne
       Switzerland

                                                        Re: AC Immune SA
                                                            Registration
Statement on Form F-3
                                                            Filed October 23,
2020
                                                            File No. 333-249655

       Dear Dr. Pfeifer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Derek J. Dostal